Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2006	2005
	(As Restated)	(As Restated)
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$158,499	$122,694
Add (deduct):
Equity in earnings of unconsolidated entities	(41,440)	(31,815)
Distributions from unconsolidated entities	37,176	27,660
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(6,709)	(5,700)
	$147,526	$112,839
Add fixed charges:
Consolidated interest expense	46,215	42,182
Interest portion (1/3) of consolidated rent expense	14,917	14,695
	$208,658	$169,716

FIXED CHARGES:
Consolidated interest expense	$46,215	$42,182
Interest portion (1/3) of consolidated rent expense	14,917	14,695
	$61,132	$56,877

RATIO OF EARNINGS TO FIXED CHARGES	3.41	2.98